Exhibit 23

INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULES

We consent to the use in Registration Statement No. 333-33903 of Investors Title Company (the "Company") and Subsidiaries on Form S-8 of our report dated March 25, 2004, incorporated by reference in this Annual Report on Form 10-K of the Company for the year ended December 31, 2003.

Our audits of the consolidated financial statements referred to in our aforementioned report also included the financial statement schedules of the Company, listed in Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statements schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.


/s/ Deloitte & Touche LLP
Raleigh, North Carolina
March 25, 2004